Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces First Quarter 2025 Unaudited Financial Results

Hangzhou, China, May 15, 2025 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Net revenues were RMB28.8 billion (US$4.0 billion), an increase of 7.4% compared with the same quarter of 2024.

•	Games and related value-added services net revenues were RMB24.0 billion (US$3.3 billion), an increase of 12.1% compared with the same quarter of 2024.

•	Youdao net revenues were RMB1.3 billion (US$178.9 million), a decrease of 6.7% compared with the same quarter of 2024.

•	NetEase Cloud Music net revenues were RMB1.9 billion (US$256.1 million), a decrease of 8.4% compared with the same quarter of 2024.

•	Innovative businesses and others net revenues were RMB1.6 billion (US$223.8 million), a decrease of 17.6% compared with the same quarter of 2024.

•	Gross profit was RMB18.5 billion (US$2.5 billion), an increase of 8.6% compared with the same quarter of 2024.

•	Total operating expenses were RMB8.0 billion (US$1.1 billion), a decrease of 14.4% compared with the same quarter of 2024.

•	Net income attributable to the Company’s shareholders was RMB10.3 billion (US$1.4 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB11.2 billion (US$1.5 billion).[1]

•	Basic net income per share was US$0.45 (US$2.24 per ADS). Non-GAAP basic net income per share was US$0.49 (US$2.44 per ADS).[1]

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

First Quarter 2025 and Recent Operational Highlights

•	Success of recently released titles drove increased traction in the global game market and further diversified our portfolio across genres.

•	Marvel Rivals topped Steam’s global top sellers chart shortly after its Season 2 update in April 2025.

•	Where Winds Meet has maintained strong popularity since its December 2024 launch, surpassing 30 million registered players as of March 2025.

•	FragPunk’s March 2025 launch ignited player enthusiasm, ranking No. 6 on Steam’s global top sellers chart and amassing over 110,000 peak concurrent players in three days.

•	Once Human mobile game quickly claimed the No.1 position on the iOS download charts in more than 160 regions upon its April 2025 launch, garnering significant global attention.

•	Blizzard titles sustained robust momentum, with World of Warcraft and Hearthstone engaging local communities through customized regional events in China. Additionally, the return of Overwatch pushed its regional peak concurrent players in China to a new record high. With technical testing initiated on April 16, 2025, Diablo 3 is also on track for its return to China.

•	Increased the popularity of established titles through targeted events and crossover synergies, including Fantasy Westward Journey Online and mobile game, Infinite Borders, Identity V, Eggy Party, Naraka: Bladepoint franchises and Justice franchises, highlighting NetEase’s strength in long-term game operations.

•	Strengthened global game pipeline with multiple new titles under development, including MARVEL Mystic Mayhem, Destiny: Rising and Ananta.

•	Youdao remained committed to technology-driven innovation and profitability enhancement, achieving record-high first-quarter operating profit, maintaining the profitability momentum in previous quarters.

“We entered 2025 with solid momentum, fueled by our ongoing innovation and new titles that strengthen our reach across genres and resonate with players around the world,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “In addition to the strong performance of our latest games, our long-standing franchises continue to thrive, powered by outstanding content updates and continuous gameplay enhancements that bring fresh takes to player experiences. As we reimagine new gaming possibilities, we remain rooted in innovation and long-term operations, partnering with top talent and strategic collaborators to deliver engaging experiences to players everywhere.

“Alongside our games, Youdao and our other businesses continued their healthy development in the first quarter, driven by the same commitment to high-quality, technology-driven innovation. We remain focused on deepening engagement and creating lasting value by finding ways to connect, entertain and serve our users both domestically and worldwide,” Mr. Ding concluded.

First Quarter 2025 Financial Results

Net Revenues

Net revenues for the first quarter of 2025 were RMB28.8 billion (US$4.0 billion), compared with RMB26.7 billion and RMB26.9 billion for the preceding quarter and the same quarter of 2024, respectively.

Net revenues from games and related value-added services were RMB24.0 billion (US$3.3 billion) for the first quarter of 2025, compared with RMB21.2 billion and RMB21.5 billion for the preceding quarter and the same quarter of 2024, respectively. Net revenues from the operation of online games accounted for approximately 97.5% of the segment’s net revenues for the first quarter of 2025, compared with 96.7% and 95.2% for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter increase was primarily due to increased online games net revenues, such as Identity V and certain newly launched titles including Where Winds Meet and Marvel Rivals. The year-over-year increase was primarily due to increased net revenues from Identity V, several newly launched titles, as well as certain licensed games.

Net revenues from Youdao were RMB1.3 billion (US$178.9 million) for the first quarter of 2025, compared with RMB1.3 billion and RMB1.4 billion for the preceding quarter and the same quarter of 2024, respectively. The year-over-year decrease was primarily due to a decrease in net revenues from its learning services as it continued to prioritize core services with strong long-term potential.

Net revenues from NetEase Cloud Music were RMB1.9 billion (US$256.1 million) for the first quarter of 2025, compared with RMB1.9 billion and RMB2.0 billion for the preceding quarter and the same quarter of 2024, respectively. The year-over-year decrease was primarily due to decreased net revenues from its social entertainment services.

Net revenues from innovative businesses and others were RMB1.6 billion (US$223.8 million) for the first quarter of 2025, compared with RMB2.3 billion and RMB2.0 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter and year-over-year decreases were primarily due to decreased net revenues from Yanxuan, advertising services and certain other businesses in this segment.

Gross Profit

Gross profit for the first quarter of 2025 was RMB18.5 billion (US$2.5 billion), compared with RMB16.3 billion and RMB17.0 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter and year-over-year increases were primarily due to increased net revenues from online games as mentioned above.

Operating Expenses

Total operating expenses for the first quarter of 2025 were RMB8.0 billion (US$1.1 billion), compared with RMB8.5 billion and RMB9.4 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter decrease was mainly due to decreased research and development investments related to games and related value-added services and marketing expenditures related to innovative businesses and others. The year-over-year decrease was mainly due to decreased marketing expenditures related to games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income/(loss), interest income, net exchange gains and others. The quarter-over-quarter decrease was mainly due to decreased net exchange gains. The year-over-year increase was mainly due to lower investment impairment provisions incurred in the first quarter of 2025.

Income Tax

The Company recorded a net income tax charge of RMB1.9 billion (US$262.5 million) for the first quarter of 2025, compared with RMB1.4 billion and RMB1.5 billion for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate for the first quarter of 2025 was 15.3%, compared with 13.4% and 16.0% for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB10.3 billion (US$1.4 billion) for the first quarter of 2025, compared with RMB8.8 billion and RMB7.6 billion for the preceding quarter and the same quarter of 2024, respectively.

Basic net income was US$0.45 per share (US$2.24 per ADS) for the first quarter of 2025, compared with US$0.38 per share (US$1.90 per ADS) and US$0.33 per share (US$1.64 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB11.2 billion (US$1.5 billion) for the first quarter of 2025, compared with RMB9.7 billion and RMB8.5 billion for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP basic net income was US$0.49 per share (US$2.44 per ADS) for the first quarter of 2025, compared with US$0.42 per share (US$2.10 per ADS) and US$0.37 per share (US$1.83 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Other Financial Information

As of March 31, 2025, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB137.0 billion (US$18.9 billion), compared with RMB131.5 billion as of December 31, 2024. Net cash provided by operating activities was RMB12.1 billion (US$1.7 billion) for the first quarter of 2025, compared with RMB13.0 billion and RMB9.6 billion for the preceding quarter and the first quarter of 2024, respectively.

Quarterly Dividend

The board of directors approved a dividend of US$0.1350 per share (US$0.6750 per ADS) for the first quarter of 2025 to holders of ordinary shares and holders of ADSs as of the close of business on May 30, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on May 30, 2025 (Beijing/Hong Kong Time). The payment date is expected to be June 10, 2025, for holders of ordinary shares and on or around June 13, 2025, for holders of ADSs.

NetEase paid a dividend of US$0.24405 per share (US$1.22025 per ADS) for the fourth quarter of 2024 in March 2025.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of March 31, 2025, approximately 21.6 million ADSs had been repurchased under this program for a total cost of US$1.9 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 8:00 a.m. New York Time on Thursday, May 15, 2025 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, May 15, 2025). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10046898, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10046898. The replay will be available through May 22, 2025.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning and advertising solutions provider, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulation environment in the markets where NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	51,383,310	41,748,614	5,753,113
Time deposits	75,441,355	81,008,298	11,163,242
Restricted cash	3,086,405	3,641,643	501,832
Accounts receivable, net	5,669,027	6,742,202	929,100
Inventories	571,548	517,787	71,353
Prepayments and other current assets, net	6,416,868	6,654,459	917,009
Short-term investments	10,756,143	17,357,707	2,391,956
Total current assets	153,324,656	157,670,710	21,727,605

Non-current assets:
Property, equipment and software, net	8,520,101	8,454,460	1,165,056
Land use rights, net	4,172,465	4,140,969	570,641
Deferred tax assets	1,113,435	1,283,673	176,895
Time deposits	3,025,000	3,025,000	416,856
Restricted cash	5,208	5,226	720
Other long-term assets	25,830,685	26,278,094	3,621,218
Total non-current assets	42,666,894	43,187,422	5,951,386
Total assets	195,991,550	200,858,132	27,678,991

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	720,549	565,140	77,878
Salary and welfare payables	4,683,009	2,614,923	360,346
Taxes payable	2,759,185	4,557,696	628,067
Short-term loans	11,805,051	9,824,016	1,353,786
Contract liabilities	15,299,222	17,748,602	2,445,823
Accrued liabilities and other payables	14,400,641	13,827,806	1,905,523
Total current liabilities	49,667,657	49,138,183	6,771,423

Non-current liabilities:
Deferred tax liabilities	2,173,117	2,671,570	368,152
Long-term loans	427,997	-	-
Other long-term liabilities	1,228,641	1,179,135	162,489
Total non-current liabilities	3,829,755	3,850,705	530,641
Total liabilities	53,497,412	52,988,888	7,302,064

Redeemable noncontrolling interests	84,272	86,005	11,852

NetEase, Inc.’s shareholders’ equity	138,685,606	143,834,194	19,820,882
Noncontrolling interests	3,724,260	3,949,045	544,193
Total equity	142,409,866	147,783,239	20,365,075

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	195,991,550	200,858,132	27,678,991

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)
Net revenues	26,851,741	26,747,811	28,828,545	3,972,680
Cost of revenues	(9,835,821)	(10,475,470)	(10,349,139)	(1,426,149)
Gross profit	17,015,920	16,272,341	18,479,406	2,546,531

Operating expenses:
Selling and marketing expenses	(4,022,204)	(2,818,645)	(2,695,597)	(371,463)
General and administrative expenses	(1,196,475)	(1,162,381)	(956,337)	(131,787)
Research and development expenses	(4,174,758)	(4,469,868)	(4,386,313)	(604,450)
Total operating expenses	(9,393,437)	(8,450,894)	(8,038,247)	(1,107,700)
Operating profit	7,622,483	7,821,447	10,441,159	1,438,831

Other income/(expenses):
Investment income/(loss), net	179,291	(506,077)	692,751	95,464
Interest income, net	1,277,597	1,174,333	1,060,886	146,194
Exchange gains, net	15,011	1,535,312	1,803	248
Other, net	193,888	278,952	255,315	35,183
Income before tax	9,288,270	10,303,967	12,451,914	1,715,920
Income tax	(1,485,910)	(1,385,014)	(1,905,143)	(262,536)
Net income	7,802,360	8,918,953	10,546,771	1,453,384

Accretion of redeemable noncontrolling interests	(958)	(1,039)	(1,049)	(145)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(167,456)	(151,435)	(244,565)	(33,702)
Net income attributable to the Company’s shareholders	7,633,946	8,766,479	10,301,157	1,419,537

Net income per share *
Basic	2.38	2.76	3.25	0.45
Diluted	2.35	2.73	3.21	0.44

Net income per ADS *
Basic	11.88	13.81	16.23	2.24
Diluted	11.75	13.67	16.06	2.21

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,211,665	3,174,113	3,173,899	3,173,899
Diluted	3,249,452	3,206,100	3,206,362	3,206,362

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	7,802,360	8,918,953	10,546,771	1,453,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	567,923	697,447	480,761	66,251
Fair value changes of equity security and other investments	(368,258)	358,852	(558,499)	(76,963)
Impairment losses on investments	128,417	422,801	89,071	12,274
Fair value changes of short-term investments	(60,810)	(241,431)	(201,609)	(27,782)
Share-based compensation cost	894,300	931,444	951,872	131,170
Allowance for expected credit losses	11,600	12,031	16,771	2,311
Losses/(gains) on disposal of property, equipment and software	2,132	(3,644)	20,293	2,797
Unrealized exchange gains	(17,509)	(1,542,986)	(28,453)	(3,921)
(Gains)/losses on disposal of long-term investments, business and subsidiaries	(13,487)	232	11,675	1,609
Deferred income taxes	485,054	404,109	328,272	45,237
Share of results on equity method investees and revaluation results from previously held equity interest	164,271	(19,437)	(18,668)	(2,572)
Changes in operating assets and liabilities:
Accounts receivable	(1,358,711)	517,850	(1,088,960)	(150,063)
Inventories	91,378	42,135	53,773	7,410
Prepayments and other assets	326,140	(432,196)	(295,178)	(40,676)
Accounts payable	(7,001)	218,689	(148,076)	(20,405)
Salary and welfare payables	(2,178,608)	1,759,382	(2,085,111)	(287,336)
Taxes payable	1,271,822	154,651	1,796,123	247,512
Contract liabilities	1,574,086	(209,626)	2,526,198	348,119
Accrued liabilities and other payables	242,070	1,022,944	(290,374)	(40,015)
Net cash provided by operating activities	9,557,169	13,012,200	12,106,652	1,668,341

Cash flows from investing activities:
Purchase of property, equipment and software	(415,018)	(311,982)	(454,071)	(62,573)
Proceeds from sale of property, equipment and software	3,506	9,295	1,336	184
Purchase of intangible assets, content and licensed copyrights	(188,821)	(120,387)	(298,771)	(41,172)
Net changes of short-term investments with terms of three months or less	2,401,649	3,798,989	(6,138,556)	(845,916)
Purchase of short-term investments with terms over three months	-	(4,560,000)	(2,970,000)	(409,277)
Proceeds from maturities of short-term investments with terms over three months	-	2,853,778	2,708,601	373,255
Investment in long-term investments and acquisition of subsidiaries	(481,804)	(201,686)	(90,966)	(12,535)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	85,456	355,142	77,428	10,670
Placement/rollover of matured time deposits	(34,558,836)	(21,691,769)	(49,601,807)	(6,835,312)
Proceeds from maturities of time deposits	46,048,382	40,570,700	43,926,482	6,053,231
Change in other long-term assets	(34,625)	(73,553)	(678)	(93)
Net cash provided by/(used in) investing activities	12,859,889	20,628,527	(12,841,002)	(1,769,538)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(399,726)	606,092	(2,254,415)	(310,667)
Proceeds of loans with terms over three months	6,998,250	457,000	2,747,550	378,623
Payment of loans with terms over three months	(957,000)	-	(2,935,677)	(404,547)
Net amounts received related to capital contribution from or repurchase of noncontrolling interests shareholders	42,214	51,614	42,517	5,859
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(1,233,780)	(1,595,093)	(303,601)	(41,837)
Dividends paid to NetEase’s shareholders	(4,945,016)	(1,982,595)	(5,584,532)	(769,569)
Net cash used in by financing activities	(495,058)	(2,462,982)	(8,288,158)	(1,142,138)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(43,138)	113,792	(56,932)	(7,845)
Net increase/(decrease) in cash, cash equivalents and restricted cash	21,878,862	31,291,537	(9,079,440)	(1,251,180)
Cash, cash equivalents and restricted cash, at the beginning of the period	24,206,658	23,183,386	54,474,923	7,506,845
Cash, cash equivalents and restricted cash, at end of the period	46,085,520	54,474,923	45,395,483	6,255,665

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	1,182,711	603,514	1,206,555	166,268
Cash paid for interest expenses	146,455	24,343	97,424	13,425

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	21,460,378	21,242,410	24,048,007	3,313,904
Youdao	1,391,859	1,339,798	1,298,262	178,905
NetEase Cloud Music	2,029,541	1,880,490	1,858,388	256,093
Innovative businesses and others	1,969,963	2,285,113	1,623,888	223,778
Total net revenues	26,851,741	26,747,811	28,828,545	3,972,680

Cost of revenues:
Games and related value-added services	(6,555,311)	(7,075,562)	(7,495,262)	(1,032,875)
Youdao	(710,356)	(699,045)	(684,035)	(94,263)
NetEase Cloud Music	(1,259,006)	(1,279,951)	(1,175,777)	(162,026)
Innovative businesses and others	(1,311,148)	(1,420,912)	(994,065)	(136,985)
Total cost of revenues	(9,835,821)	(10,475,470)	(10,349,139)	(1,426,149)

Gross profit:
Games and related value-added services	14,905,067	14,166,848	16,552,745	2,281,029
Youdao	681,503	640,753	614,227	84,642
NetEase Cloud Music	770,535	600,539	682,611	94,067
Innovative businesses and others	658,815	864,201	629,823	86,793
Total gross profit	17,015,920	16,272,341	18,479,406	2,546,531

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2567 on the last trading day of March 2025 (March 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2025, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	254,935	304,687	233,711	32,206
Operating expenses
Selling and marketing expenses	17,869	7,435	32,578	4,489
General and administrative expenses	289,636	246,424	261,259	36,002
Research and development expenses	331,860	372,898	424,324	58,473

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	7,633,946	8,766,479	10,301,157	1,419,537
Add: Share-based compensation	876,898	915,489	935,570	128,925
Non-GAAP net income attributable to the Company’s shareholders	8,510,844	9,681,968	11,236,727	1,548,462

Non-GAAP net income per share *
Basic	2.65	3.05	3.54	0.49
Diluted	2.62	3.02	3.50	0.48

Non-GAAP net income per ADS *
Basic	13.25	15.25	17.70	2.44
Diluted	13.10	15.09	17.51	2.41

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.